                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                                Amendment No 1

                        Plum Creek Timber Company, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   729251108
------------------------------------------------------------------------------
                                (CUSIP Number)


                                John H. Scully
                        591 Redwood Highway, Suite 3215
                         Mill Valley, California 94941
                                (415) 383-6600

                                with a copy to:
                                Phillip Gordon
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 2000
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The total number of shares of stock reported as beneficially owned by the Reporting Persons herein is 16,513,796 shares of common stock which constitutes approximately 24.1% of the total number of shares of common stock outstanding and 634,566 shares of special voting stock which constitutes 100% of the total number of shares of special voting stock outstanding. All ownership percentages set forth herein assume that there are 68,572,009 shares of common stock outstanding and 634,566 shares of special voting stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No: 729251108                    13D                    Page 2 of 14 Pages

------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      PCMC Intermediate Holdings, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                    (a) [_]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                            [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Delaware


------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of            16,333,722 common stock (1); and
                          628,220 special voting stock (1)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially
                          -0-
     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting             16,333,722 common stock (1); and
                          628,220 special voting stock (1)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          -0-
------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      16,333,722 common stock (1) and 628,220 special voting stock (1)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):

           23.8% common stock; 99% special voting stock
------------------------------------------------------------------------------
 14.  Type of Reporting Person: PN

------------------------------------------------------------------------------
(1) Power is exercised through its sole general partner, PC Advisory Partners I, L.P.

Cusip No: 729251108                    13D                  Page 3 of 14 Pages

------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      PC Advisory Partners I, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                    (a) [_]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                            [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Delaware


------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of            16,498,709 common stock (1)(2); and
                          634,566 special voting stock (1)(2)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially
                          -0-
     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting             16,498,709 common stock (1)(2); and
                          634,566 special voting stock (1)(2)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          -0-
------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      16,498,709 common stock (1)(2) and 634,566 special voting stock (1)(2)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):

           24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
 14.  Type of Reporting Person: PN

------------------------------------------------------------------------------
(1) Solely in its capacity as the sole general partner of PCMC Intermediate Holdings, L.P. with respect to 16,333,722 shares of common stock and 628,220 shares of special voting stock. PC Advisory Partners I, L.P. directly holds 164,987 shares of common stock and 6,346 shares of special voting stock.
(2)  Power is exercised through its sole general partner, PC Advisory Corp. I.

Cusip No: 729251108                    13D                  Page 4 of 14 Pages

------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      PC Advisory Corp. I

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                    (a) [_]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                             [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: Delaware


------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of            16,498,709 common stock (1); and
                          634,566 special voting stock (1)
      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially
                          -0-
     Owned By
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting             16,498,709 common stock (1); and
                          634,566 special voting stock (1)
      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          -0-
------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      16,498,709 common stock (1) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):

           24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
 14.  Type of Reporting Person: PN

------------------------------------------------------------------------------
(1) Solely in its capacity as the general partner of PC Advisory Partners I, L.P.

Cusip No: 729251108                    13D                  Page 5 of 14 Pages

------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      John H. Scully

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                    (a) [_]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                             [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: USA


------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of            8,126 common stock (2)

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially
                          16,498,709 common stock (1); and
     Owned By             634,566 special voting stock (1)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting             8,126 common stock (2)

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          16,498,709 common stock (1); and
                          634,566 special voting stock (1)
------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      16,506,835 common stock (1)(2) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):

           24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
 14.  Type of Reporting Person: IN

------------------------------------------------------------------------------
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.
(2) 5,000 shares of common stock is held in a self administered D.L.&W., Inc., Basic Profit Sharing Retirement Plan.

Cusip No: 729251108                    13D                  Page 6 of 14 Pages

------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      William E. Oberndorf

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                    (a) [_]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                            [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: USA


------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of            3,606 common stock

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially
                          16,498,709 common stock (1); and
     Owned By             634,566 special voting stock (1)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting             3,606 common stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          16,498,709 common stock (1); and
                          634,566 special voting stock (1)
------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      16,502,315 common stock (1) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):

           24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
 14.  Type Box of Reporting Person: IN

------------------------------------------------------------------------------
(1) Solely in his capacity as one of three controlling persons of SF Advisory Corp. II. with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.

Cusip No: 729251108                    13D                  Page 7 of 14 Pages

------------------------------------------------------------------------------
 1.   Name of Reporting Person:
      William J. Patterson

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                    (a) [_]
                                                                    (b) [X]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds: Not Applicable


------------------------------------------------------------------------------
 5.   Check box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f):                                             [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization: USA


------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     Number of            3,355 common stock

      Shares       -----------------------------------------------------------
                     8.   Shared Voting Power:
   Beneficially
                          16,498,709 common stock (1); and
     Owned By             634,566 special voting stock (1)
                   -----------------------------------------------------------
       Each          9.   Sole Dispositive Power:

    Reporting             3,355 common stock

      Person       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       With
                          16,498,709 common stock (1); and
                          634,566 special voting stock (1)
------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person:

      16,502,064 common stock (1) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                           [_]

------------------------------------------------------------------------------
 13.  Percent of Class Represented by Amount in Row (11):

           24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
 14.  Type of Reporting Person: IN

------------------------------------------------------------------------------
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I. with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.

Cusip No: 729251108                    13D                    Page 8 of 14 Pages

Item 1. Security and Issuer.
        -------------------

     This statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 13, 1999 and relates to the shares of common stock, par value $.01 per share (the "Common Stock") and the shares of special voting common stock, par value $.01 per share (the "Special Voting Stock", and, together with the Common Stock, the "Shares") of Plum Creek Timber Company, Inc., a Delaware corporation (the "Issuer"). Unless otherwise stated herein, the Original
Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 is amended and restated as follows:

     The Reporting Persons acquired the Shares reported herein for investment purposes and to influence the direction and management of the Issuer.

     The shares of Special Voting Stock carry the right to vote separately on certain matters required to be submitted for stockholder approval, including amendments to the Issuer's certificate of incorporation (the "Amended Certificate of Incorporation"), certain issuances of shares of common stock and certain other significant transactions. The Special Voting Stock otherwise carries the same voting and economic rights as shares of Common Stock and pursuant to the Agreement and Plan of Conversion (the "Agreement and Plan of Conversion") will be converted into shares of Common Stock upon certain events. The foregoing description of the rights and preferences of the Special Voting Stock is qualified in its entirety by reference to the texts of the Amended Certificate of Incorporation and the Agreement and Plan of Conversion, which were filed as Exhibits 1 and 2 to the Original Schedule 13D, respectively, and incorporated herein by reference.

     PC Advisory Partners and Holdings have agreed, pursuant to a Voting Agreement and Consent dated as of July 18, 2000 by and among the Issuer, Georgia-Pacific Corporation, a Georgia corporation ("Georgia Pacific"), PC Advisory Partners and Holdings (the "Voting Agreement"), subject to the terms and conditions contained therein, (i) to vote the Shares to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 18, 2000, by and among the Issuer, Georgia-Pacific and North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., each a wholly owned subsidiary of Georgia-Pacific, (ii) to vote the Shares to approve the merger contemplated by the Merger Agreement (the "Merger"), (iii) to vote the Shares to approve the other transactions contemplated thereby, and (iv) to grant proxies to certain officers of Georgia-Pacific to vote the Shares in such a manner. Pursuant to the Voting Agreement, each of PC Advisory Partners and Holdings has agreed to convert each share of Special Voting Stock it owns immediately prior to the Merger into one share of Common Stock. The descriptions of the Voting Agreement contained in this Amended Schedule 13D is qualified in its entirety by reference to the text of such agreement, which is filed as
Exhibit 4 hereto, and is incorporated herein by reference.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

Cusip No: 729251108                    13D                    Page 9 of 14 Pages

     Item 5 is amended and restated as follows:

     (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 68,572,009 total outstanding shares of common stock and 634,566 shares of special voting stock, as indicated by the Issuer in its 10Q filed with the SEC on May 4, 2000.

     Holdings
     --------

     The aggregate number of Shares that Holdings owns directly is 16,333,722 shares of common stock and 628,220 shares of special voting stock which constitutes approximately 23.8% of the shares of common stock outstanding and 99% of the shares of special voting stock of the outstanding Shares.

     PC Advisory Partners
     --------------------

     Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of common stock outstanding and 100% of special voting stock outstanding.

     PC Advisory Corp
     ----------------

     Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     JHS
     ---

     Individually and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,506,835 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     WEO
     ---

     Individually, and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,502,315 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     WJP
     ---

     Individually and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,502,064 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

Cusip No: 729251108                    13D                   Page 10 of 14 Pages

     (b)


     Holdings
     --------

     The aggregate number of shares that Holdings owns directly is 16,333,722 shares of common stock and 628,220 shares of special voting stock which constitutes approximately 23.8% of the shares of common stock outstanding and 99% of the shares of special voting stock outstanding.

     PC Advisory Partners
     --------------------

     Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     PC Advisory Corp
     ----------------

     Because of its positions as the general partner of PC Advisory Partners, PC Advisory Corp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     JHS
     ---

     Individually JHS directly holds 8,126 shares of common stock and because of his positions as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which, in the aggregate, constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     WEO
     ---

     Individually WEO directly holds 3,606 shares of common stock and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which, in the aggregate, constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     WJP
     ---

     Individually WJP directly holds 3,355 shares of common stock and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of common stock and 634,566 shares of special voting stock, which, in the aggregate, constitutes approximately 24.1% of the common stock outstanding and 100% of the special voting stock outstanding.

     (c) During the past sixty (60) days, the Reporting Persons have not transacted in the securities of the Issuer other than pursuant to the Conversion.

Cusip No: 729251108                    13D                   Page 11 of 14 Pages

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares during the past sixty (60) days.

     (d) Each of the Reporting Persons affirms that except as otherwise described herein, no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the shares owned by such Reporting Person.

     (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

     Item 6 is amended and restated as follows:

     Pursuant to the Voting Agreement, each of PC Advisory Partners and Holdings
(i) agree to convert each share of Special Voting Stock it holds into one share of Common Stock immediately prior to the Merger, (ii) permanently and irrevocable waive, simultaneously with the consummation of the Merger, any and all rights to designate more than three nominees to the board of directors of the Issuer and (iii) acknowledge that the waiver of rights referred to in clause
(ii) will permanently and irrevocably extinguish any of its rights to designate a majority of the board of directors of the Issuer.

     Except as set forth herein and in Exhibits filed herewith or with the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit        Document Description
        -------        --------------------

           A                 Agreement Pursuant to Rule 13d-1(b)(1)(iii)

           4                 Voting Agreement and Consent dated July 18, 2000

Cusip No: 729251108                    13D                   Page 12 of 14 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  July 27, 2000


                         /s/ Phillip Gordon
                         ------------------------------
                         Phillip Gordon

                         Attorney-in-Fact for:

                           PLUM CREEK MANAGEMENT COMPANY, L.P. (1)
                           PCMC INTERMEDIATE HOLDINGS, L.P. (2)
                           PC ADVISORY PARTNERS, L.P. (3)
                           PC ADVISORY CORP. (4)
                           JOHN H. SCULLY (5)
                           WILLIAM E. OBERNDORF (6)
                           WILLIAM J. PATTERSON (7)

                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of Plum Creek Management Company, L.P. previously has been filed with the Securities and Exchange Commission.
                    (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. previously has been filed with the Securities and Exchange Commission.
                    (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.
                    (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. previously has been filed with the Securities and Exchange Commission.
                    (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.
                    (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.
                    (7) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson previously has been filed with the Securities and Exchange Commission.

Cusip No: 729251108                    13D                   Page 13 of 14 Pages


                                 EXHIBIT INDEX

                                                                      Page
Exhibit     Document Description                                    Number
-------     --------------------                                    ------

   A                 Agreement Pursuant to Rule 13d-1(f)(1)(iii)

   4                 Voting Agreement

Cusip No: 729251108                    13D                   Page 14 of 14 Pages

                                   Exhibit A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.


     DATED:  July 27, 2000

                              /s/ Phillip Gordon
                              ------------------------------
                              Phillip Gordon

                              Attorney-in-Fact for:

                                PLUM CREEK MANAGEMENT COMPANY, L.P. (1)
                                PCMC INTERMEDIATE HOLDINGS, L.P. (2)
                                PC ADVISORY PARTNERS, L.P. (3)
                                PC ADVISORY CORP. I (4)
                                JOHN H. SCULLY (5)
                                WILLIAM E. OBERNDORF (6)
                                WILLIAM J. PATTERSON (7)

                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of Plum Creek Management Company, L.P. previously has been filed with the Securities and Exchange Commission.
                    (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. previously has been filed with the Securities and Exchange Commission.
                    (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners, L.P. previously has been filed with the Securities and Exchange Commission.
                    (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. I previously has been filed with the Securities and Exchange Commission.
                    (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission.
                    (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission.
                    (7) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson previously has been filed with the Securities and Exchange Commission.